SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29618]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

March 25, 2011

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of March 2011. A copy of each application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202)551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on April 19, 2011, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC 20549-4041.

Morgan Stanley Dividend Growth Securities Inc. [File No. 811-3128]
Morgan Stanley California Tax-Free Income Fund [File No. 811-4020]
Morgan Stanley New York Tax-Free Income Fund [File No. 811-4222]
Morgan Stanley Equally-Weighted S&P 500 Fund [File No. 811-5181]
Morgan Stanley Balanced Fund [File No. 811-7245]
Morgan Stanley S&P 500 Index Fund [File No. 811-8265]
Morgan Stanley Fundamental Value Fund [File No. 811-21160]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment

company. On June 1, 2010, each applicant transferred its assets to a corresponding series of AIM

Counselor Series Trust, based on net asset value. Expenses of approximately $1,244,560,

$93,704, $73,457, $566,552, $151,484, $434,071, and $92,108, respectively, incurred in

connection with the reorganizations were paid by Morgan Stanley Investment Advisors Inc.,

applicants' investment adviser, and Invesco Advisers, Inc.

Filing Date: The applications were filed on March 4, 2011.

Applicants' Address: c/o Morgan Stanley Investment Advisors Inc., 522 Fifth Ave., New York,

NY 10036.

Morgan Stanley Pacific Growth Fund Inc. [File No. 811-6121]
Morgan Stanley Health Sciences Trust [File No. 811-6683]
Morgan Stanley Global Dividend Growth Securities [File No. 811-7548]
Morgan Stanley Global Advantage Fund [File No. 811-8455]
Morgan Stanley FX Series Funds [File No. 811-22020]
Morgan Stanley Series Funds [File No. 811-22075]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment

company. On June 1, 2010, each applicant transferred its assets to a corresponding series of AIM

Investment Funds, based on net asset value. Expenses of approximately $183,371, $191,468,

$410,968, $186,821, $151,617, and $203,843, respectively, incurred in connection with the reorganizations were paid by Morgan Stanley Investment Advisors Inc., applicants' investment adviser, and Invesco Advisers, Inc.

Filing Date: The applications were filed on March 4, 2011.

Applicants' Address: c/o Morgan Stanley Investment Advisors Inc., 522 Fifth Ave., New York, NY 10036.

Morgan Stanley Special Value Fund [File No. 811-7683]
Morgan Stanley Value Fund [File No. 811-8861]
Morgan Stanley Technology Fund [File No. 811-8916]
Morgan Stanley Mid-Cap Value Fund [File No. 811-10359]
Morgan Stanley Small-Mid Special Value Fund [File No. 811-21042]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. On June 1, 2010, each applicant transferred its assets to a corresponding series of AIM Sector Funds, based on net asset value. Expenses of approximately $232,421, $154,029, $396,121, $182,975, and $153,105, respectively, incurred in connection with the reorganizations were paid by Morgan Stanley Investment Advisors Inc., applicants' investment adviser, and Invesco Advisers, Inc.

Filing Date: The applications were filed on March 4, 2011.

Applicants' Address: c/o Morgan Stanley Investment Advisors Inc., 522 Fifth Ave., New York, NY 10036.

Morgan Stanley Tax-Exempt Securities Trust [File No. 811-2979]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On June 1, 2010, applicant transferred its assets to Invesco Tax-Exempt Securities Fund, a series of AIM Tax-Exempt Funds, based on net asset value. Expenses of approximately $274,002 incurred in connection with the reorganization were paid by Morgan Stanley Investment Advisors Inc., applicant's investment adviser, and Invesco Advisers, Inc.

Filing Date: The application was filed on March 4, 2011.

Applicant's Address: c/o Morgan Stanley Investment Advisors Inc., 522 Fifth Ave., New York, NY 10036.

Morgan Stanley Convertible Securities Trust [File No. 811-4310]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On June 1, 2010, applicant transferred its assets to Invesco Convertible Securities Fund, a series of AIM Growth Series, based on net asset value. Expenses of approximately $150,888 incurred in connection with the reorganization were paid by Morgan Stanley Investment Advisors Inc., applicant's investment adviser, and Invesco Advisers, Inc.

Filing Date: The application was filed on March 4, 2011.

Applicant's Address: c/o Morgan Stanley Investment Advisors Inc., 522 Fifth Ave., New York, NY 10036.

Morgan Stanley Natural Resource Development Securities Inc. [File No. 811-3129]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On February 5, 2010, applicant transferred its assets to Morgan Stanley Commodities Alpha Fund, a series of Morgan Stanley Series Funds, based on net asset value. Expenses of approximately $248,780 incurred in connection with the reorganization were paid by applicant and Morgan Stanley Investment Advisors Inc., applicant's investment adviser.

Filing Date: The application was filed on March 7, 2011.

Applicant's Address: c/o Morgan Stanley Investment Advisors Inc., 522 Fifth Ave., New York, NY 10036.

Man-Glenwood Lexington, LLC [File No. 811-21173]
Man-Glenwood Lexington TEI, LLC [File No. 811-21458]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants made a public offering of their securities from January 2003 until September 2010 and from April 2004 until September 2010, respectively, at which time each applicant's board of managers determined to cease such offer. Each applicant conducted final investor repurchases and presently has fewer than one hundred investors. Applicants are not presently making an offering of securities and do not propose to make any offering of securities. Each applicant will continue to operate as a private investment fund in reliance on section 3(c)(1) of the Act until final liquidation.

Filing Date: The applications were filed on February 28, 2011.

Applicants' Address: 1 Rockefeller Plaza, 16th Floor, New York, NY 10020.

Man-Glenwood Lexington Associates Portfolio, LLC [File No. 811-21285]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant made a private offering of its securities to its feeder funds from January 2003 until September 2010, at which time applicant's board of managers determined to cease such offer. Applicant conducted final investor repurchases and presently has fewer than one hundred investors. Applicant is not presently making an offering of securities and does not propose to make any offering of securities. Applicant will continue to operate as a private investment fund in reliance on section 3(c)(1) of the Act until final liquidation.

Filing Date: The application was filed on February 28, 2011.

Applicant's Address: 1 Rockefeller Plaza, 16th Floor, New York, NY 10020.

Aetos Capital Opportunities Fund, LLC [File No. 811-21728]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 31, 2010, applicant transferred its assets to Aetos Capital Long/Short Strategies Fund, LLC, based on net asset value. Expenses of approximately $150,000 incurred in connection with the reorganization were paid by applicant.

Filing Dates: The application was filed on February 4, 2011, and amended on March 23, 2011.

Applicant's Address: c/o Aetos Capital, LLC, 875 Third Ave., New York, NY 10022.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Cathy H. Ahn
Deputy Secretary